FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of     June 11        , 1997
                                   -------------------

                          TURBODYNE TECHNOLOGIES INC.
                          ----------------------------
                (Translation of registrant's name into English)

     Suite 510, 1090 West Pender Street, Vancouver, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X      Form 40-F
                          ------            -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No    X
                             ------               ------
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                  ___________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
-----------------
Date                               /s/Leon E. Nowek
                                   ---------------------
                                   Signature

                                   Leon E. Nowek
                                   ---------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    --------
                                Securities Act
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          510 - 1090 West Pender Street
          Vancouver, British Columbia
          V6E 2N7

          Telephone:     (604) 682-8854
          Facsimile:     (604) 688-8621


ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          June 11, 1997.


ITEM 3.   PRESS RELEASE
          -------------
          June 11, 1997, Vancouver, British Columbia.


ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. (the "Company") announces that it is issuing revised audited financial statements for its fiscal year ended December 31, 1996. The revision to the financial statements is limited to a revision to the accounting of the Company's acquisition of the Pacific Baja Light Metals Holdings, Inc. ("Pacific Baja").
          The Company has determined that the revision is appropriate after consultations with its accounting advisors and securities regulatory bodies.


ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          The Company announced that it is issuing revised audited financial statements for its fiscal year ended December 31, 1996. The revision to the financial statements is limited to a revision to the accounting of the Company's acquisition of Pacific

          Baja. The Company has determined that the revision is appropriate after consultations with its accounting advisors and securities regulatory bodies.

          The revision to the Company's financial statements increased the value attributed to the share consideration to the shareholders of Pacific Baja on completion of the acquisition of Pacific Baja. This revision is required in order to reflect the fair market value of the Company's shares issued as consideration for the Company's acquisition of Pacific Baja in accordance with Generally Accepted Accounting Principles (GAAP). The increase in the recorded value of the share consideration is reflected by the addition of $11,035,000 of goodwill to the Company's balance sheet, together with a corresponding increase of $11,035,000 to share capital. The increase in the company's goodwill resulted in a corresponding increase in the amortization of goodwill for the year from $262,000 to $545,000. The Company's net loss for the year was increased from $2,275,000 ($0.11 per share) to $2,558,000 ($0.12 per share as a result of the increased amortization of goodwill. The consolidated assets of the company increased from $53,473,000 to $64,495,000 after inclusion of the increased goodwill, less amortization.

          The Company is withdrawing the previously issued audited financial statements for the year ended December 31, 1996, together with the auditor's report dated February 14, 1997. The Company will be replacing them with the revised audited financial statements for the year ended December 31, 1996, and the auditor's report dated February 14, 1997, March 12, 1997 and May 14, 1997. The Company will be mailing revised audited financial statements to the shareholders of the Company together with its quarterly report for the period ending March 31, 1997. The anticipated date of mailing is June 17, 1997. The Company will make the revised financial statements publicly available by June 11, 1997, and shareholders of the Company will be able to receive a copy of the revised financial statements by contacting the Company directly. The Company's address is Suite 510
          - 1090 West Pender Street, Vancouver, British Columbia V6E 2N7 and its phone number is (604) 682-8854.


ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------
          Not Applicable.


ITEM 7.   OMITTED INFORMATION
          -------------------
          Not Applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------
          Andrew O. P. Lee
          c/o Turbordyne Technologies Inc.
          510 - 1090 West Pender Street
          Vancouver, British Columbia
          V6E 2N7

          Telephone:     (604) 682-8854
          Facsimile:     (604) 688-8624


ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------
          The foregoing accurately discloses the material change referred to herein.



June 20, 1997
-----------------------------
Date



/s/ Andrew Lee
-----------------------------
(signature)


Andrew O. D. Lee
-----------------------------
Name


Secretary
-----------------------------
Position


La Mirada, California, USA
-----------------------------
Place of Declaration